BYLAWS OF

BUMBEE DESIGNS INCORPORATED

A CALIFORNIA CORPORATION

ARTICLE I

Offices

1.1 Principal Executive Office. The principal executive office of the corporation is hereby fixed and located at 1250 Borregas Avenue #131, Sunnyvale, California 94089. The board of directors is hereby granted full power and authority to change said principal executive office from one location to another. Any such change shall be noted on the bylaws by the secretary, opposite this section, or this section may be amended to state the new location.

1.2 Other Offices. Other business offices may at any time be established by the board of directors at any place or places where the corporation is qualified to do business.

ARTICLE II

Meetings of Shareholders

2.1 Place of Meetings. All annual or other meetings of shareholders shall be held at the principal executive office of the corporation, or at any other place within or without the State of California which may be designated either by the board of directors or by the written consent of all persons entitled to vote thereat and not present at the meeting, given either before or after the meeting and filed with the secretary of the corporation.

2.2 Annual Meetings. The annual meetings of shareholders shall be held on the third Friday of the month of January of each year, provided, however, that should said day fall upon a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. At such meetings directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders.

If authorized by the board of directors (in its sole discretion) and subject to the consent requirement in California Corporations Code §20(b) and any guidelines and procedures adopted by the board of directors, shareholders not physically present in person or by proxy at a meeting of shareholders may, by electronic transmission by and to the corporation or by electronic video screen communication, participate in a meeting of shareholders, be deemed present in person or by proxy, and vote, whether the meeting is to be held at a designated place or in whole or in part by means of electronic transmission by and to the corporation or by electronic video screen communication.

A meeting of shareholders may be conducted, in whole or in part, by electronic transmission by and to the corporation or by electronic video screen communication if:

a.   The corporation implements reasonable measures to provide shareholders (in person or by proxy) a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting concurrently with those proceedings; and

b.   The corporation maintains a record of the vote or action and any shareholder votes or other shareholder action is taken at the meeting by means of electronic transmission to the corporation or electronic video screen communication.

Any request by the corporation to a shareholder under California Corporations Code §20(b) for consent to conduct a meeting of shareholders by electronic transmission must include a notice that absent consent of the shareholder, the meeting will be held at a physical location.

2.3   Notice of Annual Meetings. Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail, electronic transmission in accordance with Section 20 of the California Corporations Code, or by other means of written communication, charges prepaid, addressed to such shareholder at his or her address appearing on the books of the corporation or given by him or her to the corporation for the purpose of notice. If any notice or report addressed to the shareholder at the address of such shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the shareholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the corporation for a period of one year from the date of the giving of the notice or report to all other shareholders. If a shareholder gives no address, notice shall be deemed to have been given him or her if sent by mail or other means of written communication addressed to the place where the principal executive office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said principal executive office is located.

All such notices shall be given to each shareholder entitled thereto not less than ten (10) days or more than sixty (60) days before each annual meeting. Any such notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any such notice in accordance with the foregoing provisions, executed by the secretary, assistant secretary or any transfer agent of the corporation shall be prima facie evidence of the giving of the notice.

Such notice shall specify:

a.   the place, the date, and the hour of such meeting;

b.   those matters which the board, at the time of the mailing of the notice, intends to present for action by the shareholders;

c.   if directors are to be elected, the names of nominees intended at the time of the notice to be presented by management for election;

d.   the general nature of a proposal, if any, to take action with respect to approval of (i) a contract or other transaction with an interested director, (ii) amendment of the articles of incorporation, (iii) a reorganization of the corporation as defined in Section 181 of the General Corporation Law, (iv) voluntary dissolution of the corporation, or (v) a distribution in dissolution that requires approval of the outstanding shares under Corporations Code §2007; and

e.   such other matters, if any, as may be expressly required by statute.

2.4   Special Meetings. Special meetings of the shareholders, for the purpose of taking any action permitted by the shareholders under the General Corporation Law and the articles of incorporation of the corporation, may be called at any time by the chairman of the board or the president, or by one or more shareholders holding not less than Ten Percent (10%) of the votes at the meeting. Upon request in writing that a special meeting of shareholders be called for any proper purpose, directed to the chairman of the board, president, vice president or secretary by any person (other than the board) entitled to call a special meeting of shareholders, the officer forthwith shall cause notice to be given to the shareholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after receipt of the request. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. In addition to the matters required by Section 2.3, notice of any special meeting shall specify the general nature of the business to be transacted, and no other business may be transacted at such meeting.

2.5   Quorum. The presence in person or by proxy of the persons entitled to vote a majority of the voting shares at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

2.6   Adjourned Meeting and Notice Thereof. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum no other business may be transacted at such meeting, except as provided in Section 2.5 above.

When any shareholders' meeting, either annual or special, is adjourned for forty-five days or more, or if after adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Except as provided above, it shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat, other than by announcement of the time and place thereof at the meeting at which such adjournment is taken.

2.7   Voting. Unless a record date for voting purposes be fixed as provided in Section 6.1 of these bylaws then, subject to the provisions of Sections 702 and 704, inclusive, of the Corporations Code of California (relating to voting of shares held by a fiduciary, in the name of a corporation, or in joint ownership), only persons in whose names shares entitled to vote stand on the stock records of the corporation at the close of business on the business day next preceding the day on which notice of the meeting is given or if such notice is waived, at the close of business on the business day next preceding the day on which the meeting of shareholders is held, shall be entitled to vote at such meeting, and such day shall be the record date for such meeting. Such vote may be viva voce or by ballot; provided, however, that all elections for directors must be by ballot upon demand made by a shareholder at any election and before the voting begins. If a quorum is present, except with respect to election of directors, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the General Corporation Law or the articles of incorporation. Subject to the requirements of the next sentence, every shareholder entitled to vote at any election for directors shall have the right to cumulate his or her votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which his or her shares are entitled, or to distribute his or her votes on the same principle among as many candidates as he or she shall think fit.   No shareholder shall be entitled to cumulative votes unless the name of the candidate or candidates for whom such votes would be cast has been placed in nomination prior to the voting and any shareholder has given notice at the meeting prior to the voting, of such shareholder's intention to cumulate his or her votes. The candidates receiving the highest number of votes of shares entitled to be voted for them, up to the number of directors to be elected, shall be elected.

2.8   Waiver of Notice or Consent by Absent Shareholders. The transactions of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, or who, though present, has, at the beginning of the meeting, properly objected to the transaction of any business because the meeting was not lawfully called or convened, or to particular matters of business legally required to be included in the notice, but not so included, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

2.9   Action Without Meeting. Directors may be elected without a meeting by a consent in writing, setting forth the action so taken, signed by all of the persons who would be entitled to vote for the election of directors, provided that, without notice except as hereinafter set forth, a director may be elected at any time to fill a vacancy not filled by the directors by the written consent of persons holding a majority of the outstanding shares entitled to vote for the election of directors.

Any other action which, under any provision of the California General Corporation Law, may be taken at a meeting of the shareholders, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless the consents of all shareholders entitled to vote have been solicited in writing,

a. Notice of any proposed shareholder approval of, (i) a contract or other transaction with an interested director, (ii) indemnification of an agent of the corporation as authorized by Article V, of these bylaws, (iii) a reorganization of the corporation as defined in Section 181 of the General Corporation Law, or (iv) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, if any, without a meeting by less than unanimous written consent, shall be given at least ten (10) days before the consummation of the action authorized by such approval; and

b. Prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than unanimous written consent, to those shareholders entitled to vote who have not consented in writing. Such notices shall be given in the manner and shall be deemed to have been given as provided in Section 2.3 of these bylaws.

c. Unless, as provided in Section 6.1 of these bylaws, the board of directors has fixed a record date for the determination of shareholders entitled to notice of and to give such written consent, the record date for such determination shall be the day on which the first written consent is given. All such written consents shall be filed with the secretary of the corporation.

d. Any shareholder giving a written consent, or the shareholder's proxy holders, or a transferee of the shares or a personal representative of the shareholder or their respective proxy holders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary of the corporation.

2.10 <u>Proxies</u>. Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or his or her duly authorized agent and filed with the secretary of the corporation. Any proxy duly executed is not revoked and continues in full force and effect until, (i) an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation prior to the vote pursuant thereto, (ii) the person executing the proxy attends the meeting and votes in person, or (iii) written notice of the death or incapacity of the maker of such proxy is received by the corporation before the vote pursuant thereto is counted; provided that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the person executing it specifies therein the length of time for which such proxy is to continue in force.

2.11 Inspectors of Election. In advance of any meeting of shareholders, the board of directors may appoint any persons other than nominees for office as inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election are not so appointed, the chairman of any such meeting may, and on the request of any shareholder or his or her proxy shall, make such appointment at the meeting. The number of inspectors shall be either one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares represented in person or by proxy shall determine whether one or three inspectors are to be appointed. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may, and on the request of any shareholder or a shareholder's proxy shall, be filled by appointment by the board of directors in advance of the meeting, or at the meeting by the chairman of the meeting.

The duties of such inspectors shall be as prescribed by Section 707 of the General Corporation Law and shall include: determining the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies; receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes or consents; determining when the polls shall close; determining the result; and such acts as may be proper to conduct the election or vote with fairness to all shareholders. In the determination of the validity and effect of proxies the dates contained on the forms of proxy shall presumptively determine the order of execution of the proxies, regardless of the postmark dates on the envelopes in which they are mailed.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III

Directors

3.1 Powers. Subject to limitations of the articles of incorporation and of the California General Corporation Law as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the board of directors. The board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the board. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers, to wit:

First - To select and remove all the officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the articles of incorporation or the bylaws, fix their compensation and require from them security for faithful service.

Second - To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefor not inconsistent with law, or with the articles of incorporation or the bylaws, as they may deem best.

Third - To change the principal executive office and principal office for the transaction of the business of the corporation from one location to another as provided in Section 1.1, hereof; to fix and locate from time to time one or more subsidiary offices of the corporation within or without the State of California, as provided in Section 1.2, hereof; to designate any place within or without the State of California for the holding of any shareholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

Fourth - To authorize the issue of shares of stock of the corporation from time to time, upon such terms as may be lawful.

Fifth - To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor.

Sixth - By resolution adopted by a majority of the authorized number of directors, to designate an executive and other committees, each consisting of two or more directors, to serve at the pleasure of the board, and to prescribe the manner in which proceedings of such committee shall be conducted. Unless the board of directors shall otherwise prescribe the manner of proceedings of any such committee, meetings of such committee may be regularly scheduled in advance and may be called at any time by any two members thereof; otherwise, the provisions of these bylaws with respect to notice and conduct of meetings of the board shall govern. Any such committee, to the extent provided in a resolution of the board, shall have all of the authority of the board, except with respect to:

a.   the approval of any action for which the General Corporation Law or the articles of incorporation also require shareholder approval;

b.   the filling of vacancies on the board or in any committee;

c.   the fixing of compensation of the directors for serving on the board or on any committee;

d.   the adoption, amendment or repeal of bylaws;

e.   the amendment or repeal of any resolution of the board;

f.   any distribution to the shareholders, except at a rate or in a periodic amount or within a price range determined by the board; and

g.   the appointment of other committees of the board or the members thereof.

3.2   Number and Qualification of Directors. The number of directors of the corporation shall be not less than four (4) or more than seven (7). The exact number of directors shall be fixed from time to time, within the limits specified in this Section 3.2, by a bylaw or amendment thereof duly adopted by the board of directors, or by the vote or a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares entitled to vote. The authorized number of directors may be changed by amendment of the articles of incorporation or by a bylaw amending this Section 3.2 duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Directors need not be shareholders.

Subject to the foregoing provisions for fixing the exact number of directors, the number of directors of the corporation has been fixed at five (5).

3.3   Election and Term of Office. The directors shall be elected at each annual meeting of shareholders but, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected, subject to the General Corporation Law and the provisions of these bylaws with respect to vacancies on the board.

3.4   Vacancies. A vacancy in the board of directors shall be deemed to exist in case of the death, resignation or removal of any director, if a director has been declared of unsound mind by order of court or convicted of a felony, if the authorized number of directors be increased, or if the shareholders fail, at any annual or special meeting of shareholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting.

Vacancies in the board of directors, except for a vacancy created by the removal of a director, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his or her successor is elected at an annual or a special meeting of the shareholders. A vacancy in the board of directors created by the removal of a director may only be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the unanimous written consent of the shareholders.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. Any such election by written consent shall require the consent of holders of a majority of the outstanding shares entitled to vote.

Any director may resign effective upon giving written notice to the chairman of the board, the president, the secretary or the board of directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the board of directors accepts the resignation of a director tendered to take effect at a future time, the board or the shareholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his or her term of office.

3.5   Place of Meeting. Regular meetings of the board of directors shall be held at any place within or without the State that has been designated from time to time by resolution of the board or by written consent of all members of the board. In the absence of such designation regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board may be held either at a place so designated or at the principal executive office.

3.6   Regular Annual Meeting. Immediately following each annual meeting of shareholders the board of directors shall hold a regular meeting at the place of said annual meeting or at such other place as shall be fixed by the board of directors, for the purpose of organization, election of officers, and the transaction of other business. Call and notice of such meetings are hereby dispensed with.

3.7   Other Regular Meetings. Other regular meetings of the board of directors will be held without call at times to be fixed by the board of directors from time to time. Such regular meetings are to be held without notice.

3.8   Special Meetings. Special meetings of the board of directors for any purpose or purposes shall be called at any time by the chair of the board, the president, any vice president, the secretary or by any two directors.

Written notice of the time and place of special meetings shall be delivered personally to each director or communicated to each director by telephone (including a voice messaging system or other system or technology designed to record and communicate messages), telegraph, facsimile, electronic mail, or other electronic means, or by mail, charges prepaid, addressed to him or her at his or her address as it is shown upon the records of the corporation or, if it is not so shown on such records or is not readily ascertainable, at the place at which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company in the place in which the principal executive office of the corporation is located at least forty-eight hours prior to the time of the holding of the meeting. In case such notice is delivered, personally or by telephone, as above provided, it shall be so delivered at least twenty-four hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery, personally or by telephone, as above provided, shall be due, legal and personal notice to such director.

Any notice shall state the date, place and hour of the meeting and the general nature of the business to be transacted.

3.9   Action Without Meeting. An action by the board of directors may be taken without a meeting if all members of the board shall individually or collectively consent in writing to that action. The written consent or consents shall be filed with the minutes of the proceedings of the board and shall have the same force and effect as a unanimous vote of the directors.

3.10   Action at a Meeting: Quorum, Use of Conference Telephone and Required Vote. Presence of a majority of the authorized number of directors at a meeting of the board of directors constitutes a quorum for the transaction of business, except as hereinafter provided. Members of the board may participate in a meeting through use of conference telephone, electronic video screen communication, or other communications equipment. Participation in a meeting as permitted in the preceding sentence constitutes presence in person at that meeting if all of the following apply:

a.   Each member participating in the meeting can communicate with all of the other members concurrently.

b.   Each member is provided the means of participating in all matters before the board, including the capacity to propose, or to interpose an objection, to a specific action to be taken by the corporation.

c.   The corporation adopts and implements some means of verifying both of the following:

i.   A person communicating by telephone, electronic video screen, or other communications equipment is a director entitled to participate in the board meeting.

ii.   All statements, questions, actions, or votes were made by that director and not by another person not permitted to participate as a director.

An act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the board of directors, unless a greater number, or the same number after disqualifying one or more directors from voting, is required by law, by the articles of incorporation, or by these bylaws. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of a director, provided that any action taken is approved by at least a majority of the required quorum for that meeting.

3.11   Waiver Of Notice. Notice of a meeting, although otherwise required, need not be given to any director who (1) either before or after the meeting signs a waiver of notice or a consent to holding the meeting without being given notice, (2) signs an approval of the minutes of the meeting, or (3) attends the meeting without protesting the lack of notice before or at the beginning of the meeting. Waivers of notice or consents need not specify the purpose of the meeting. All waivers, consents, and approvals of the minutes will be filed with the corporate records or made a part of the minutes of the meeting.

3.12 Adjournment. A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum a majority of the directors present at any directors' meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the board.

3.13 Notice of Adjournment. If the meeting is adjourned for more than 24 hours, notice of an adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of adjournment. Otherwise notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting adjourned.

3.14 Fees and Compensation. Directors and members of committees of the board may be compensated for their services, and may be reimbursed for expenses, as fixed or determined by resolution of the board of directors. This section will not be construed to preclude any director from serving the corporation in any other capacity, as an officer, agent, employee, or otherwise, or from receiving compensation for those services.

ARTICLE IV

Officers

4.1 Officers. The officers of the corporation shall be a chief executive officer, a secretary and a chief financial officer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, a president, one or more vice presidents, one or more assistant secretaries, a treasurer, and such other officers as may be appointed in accordance with the provisions of Section 4.3. Any number of offices may be held by the same person.

4.2 Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 4.3 or Section 4.5, shall be chosen annually by the board of directors, and each shall hold his or her office until he or she shall resign or shall be removed or otherwise disqualified to serve, or his or her successor shall be elected and qualified.

4.3 Subordinate Officers. The board of directors may appoint, and may empower the chief executive officer to appoint, such other officers as the business of the corporation may require, each of whom shall hold office, for such period, have such authority and perform such duties as are provided in the bylaws or as the board of directors may from time to time determine.

4.4 Removal and Resignation. Any officer may be removed, either with or without cause, by the board of directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the board of directors, by an officer upon whom such power of removal may be conferred by the board of directors (subject, in each case, to the rights, if any, of an officer under any contract of employment).

Any officer may resign at any time by giving written notice to the board of directors or to the president, or to the secretary of the corporation, without prejudice however, to the rights, if any, of the corporation under any contract to which such officer is a party. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.5   <u>Vacancies</u>. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the bylaws for regular appointments to such office.

4.6   <u>Chairman of the Board</u>. The chairman of the board, if there shall be such an officer, shall be elected by the board and shall, if present, preside at all meetings of the board of directors and exercise and perform such other powers and duties as may be from time to time assigned to him or her by the board of directors or prescribed by the bylaws.

4.7   <u>Chief Executive Officer</u>. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the chief executive officer of the corporation shall, subject to the control of the board of directors, have general supervision, direction and control of the business and officers of the corporation. He or she shall preside at all meetings of the shareholders and, in the absence of the chairman of the board, or if there be none, at all meetings of the board of directors. He or she shall be ex officio a member of all the standing committees, including the executive committee, if any, and shall have the general powers, and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or the bylaws.

4.8   <u>Vice Presidents</u>. If desired, one or more vice presidents may be chosen by the board of directors in accordance with the provisions for electing officers set forth in Section 4.2. In the absence or disability of the president, the vice presidents in order of their rank as fixed by the board of directors or, if not ranked, the vice president designated by the board of directors, shall perform all the duties of the president, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or the bylaws.

4.9   <u>Secretary</u>. The secretary shall record or cause to be recorded, and shall keep or cause to be kept, at the principal executive office and such other place as the board of directors may order, a book of minutes of actions taken at all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent, a share register, or a duplicate share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the board of directors required by the bylaws or by law to be given, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by the bylaws.

4.10   Chief Financial Officer. The chief financial officer of the corporation shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus shall be classified according to source and shown in a separate account. The books of account shall at all reasonable times be open to inspection by any director.

The chief financial officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He or she shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his or her transactions as chief financial officer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or the bylaws.

Unless the board of directors has elected a separate treasurer, the chief financial officer will be deemed to be the treasurer for purposes of giving any reports or executing any certificates or other documents.

ARTICLE V

Indemnification of Agents of the Corporation

5.1   Agents, Proceedings, and Expenses. For the purposes of this Article, "agent" means any person who is or was a director, officer, employee, or other agent of this corporation, or who is or was serving at the request of this corporation as a director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or who was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of this corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorney fees and any expenses of establishing a right to indemnification under this Article V.

5.2   Actions Other Than By the Corporation. This corporation will have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of this corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of this corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and in a manner that the person reasonably believed to be in the best interests of this corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption either that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of this corporation or that the person had reasonable cause to believe that the person's conduct was not unlawful.

5.3   Actions By Or In the Right Of the Corporation. This corporation will have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action by or in the right of this corporation to procure a judgment in its favor, by reason of the fact that such person is or was an agent of this corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of that action, if such person acted in good faith, in a manner such person believed to be in the best interests of this corporation and its shareholders. No indemnification will be made under this Section 5.3 for the following:

a.   Any claim, issue, or matter on which such person has been adjudged to be liable to this corporation in the performance of such person's duty to the corporation and its shareholders, unless and only to the extent that the court in which such proceeding is or was pending will determine on application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses, and then only to the extent that the court will determine;

b.   Amounts paid in settling or otherwise disposing of a pending action without court approval; or

c.   Expenses incurred in defending a pending action that is settled or otherwise disposed of without court approval.

5.4   Successful Defense By Agent. To the extent that an agent of this corporation has been successful on the merits in defense of any proceeding referred to in Section 5.2 or 5.3, or in defense of any claim, issue, or matter therein, the agent will be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

5.5   Required Approval. Except as provided in Section 5.4, any indemnification under this Article V will be made by the corporation only if authorized in the specific case, after a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in Section 5.2 or 5.3 by one of the following:

a.   A majority vote of a quorum consisting of directors who are not parties to such proceeding;

b.   Independent legal counsel in a written opinion if a quorum of directors who are not parties to such a proceeding is not available;

c.   (i) The affirmative vote of a majority of shares of this corporation entitled to vote represented at a duly held meeting at which a quorum is present; or (ii) the written consent of holders of a majority of the outstanding shares entitled to vote (for purposes of this Section 5.5(c), the shares owned by the person to be indemnified will not be considered outstanding or entitled to vote thereon); or

d.   The court in which the proceeding is or was pending, on application made by this corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney, or other person is opposed by this corporation.

5.6   <u>Advance Of Expenses</u>. Expenses incurred in defending any proceeding may be advanced by the corporation before the final disposition of such proceeding on receipt of an undertaking by or on behalf of the agent to repay such amounts if it will be determined ultimately that the agent is not entitled to be indemnified as authorized in this Article V.

5.7   <u>Other Contractual Rights</u>. The indemnification provided by this Article V will not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under, e.g., any bylaw, agreement, or vote of shareholders or disinterested directors, both regarding action in an official capacity and regarding action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the articles of the corporation. Nothing in this section will affect any right to indemnification to which persons other than such directors and officers may be entitled by contract or otherwise.

5.8   <u>Limitations</u>. No indemnification or advance will be made under this Article V, except as provided in Section 5.4 or Section 5.5(d), in any circumstance if it appears:

a.   That it would be inconsistent with a provision of the articles or bylaws, a resolution of the shareholders, or an agreement which prohibits or otherwise limits indemnification; or

b.   That it would be inconsistent with any condition expressly imposed by a court in approving settlement.

5.9   <u>Insurance</u>. This corporation may purchase and maintain insurance on behalf of any agent of the corporation insuring against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such, whether or not this corporation would have the power to indemnify the agent against that liability under the provisions of this Article V. Despite the foregoing, if this corporation owns all or a portion of the shares of the company issuing the policy of insurance, the insuring company or the policy will meet the conditions set forth in Corporations Code §317(i).

ARTICLE VI

Miscellaneous

6.1   <u>Record Date</u>. The board of directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders or entitled to give consent to corporate action in writing without a meeting, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any change, conversion, or exchange of shares. The record date so fixed shall be not more than sixty (60) days nor less then ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the articles of incorporation or bylaws.

6.2　Inspection of Corporate Records. The accounting books and records, the record of shareholders, and minutes of proceedings of the shareholders and the board and committees of the board of the corporation and any subsidiary of the corporation shall be open to inspection upon the written demand on the corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, provided it is for a purpose reasonably related to such holder's interests as a shareholder or as the holder of such voting trust certificate. Such inspection by a shareholder or holder of a voting trust certificate may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

A shareholder or shareholders holding at least Five Percent (5%) in the aggregate of the outstanding voting shares of the corporation shall have (in person, or by agent or attorney) the right to inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours upon five business days' prior written demand upon the corporation and to obtain from the transfer agent for the corporation, upon written demand and upon the tender of its usual charges, a list of the shareholders' names and addresses, who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The list shall be made available on or before the later of five business days after the demand is received or the date specified therein as the date as of which the list is to be compiled.

Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation. Such inspection by a director may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts.

6.3　Inspection of Bylaws. The corporation shall keep in its principal executive office in California, or if its principal executive office is not in California, then at its principal business office in California (or otherwise provide upon written request of any shareholder) the original or a copy of the bylaws as amended or otherwise altered to date, certified by the secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

6.4　Annual and Other Reports. Until such time, if ever, that the number of shareholders of the corporation exceeds ninety-nine, the corporation waives the requirements of 1501(a) of the California Corporation Code that otherwise requires the board of directors of the corporation to cause an annual report to be sent to the shareholders not later than 120 days after the close of the fiscal or calendar year. If such report must be furnished to shareholders, it shall contain a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation.

A shareholder or shareholders holding at least Five Percent (5%) of the outstanding shares of any class of the corporation may make a written request to the corporation for an income statement of the corporation for the three month, six month or nine month period of the current fiscal year ended more than 30 days prior to the date of the request and a balance sheet of the corporation as of the end of such period and, in addition, if no annual report for the last fiscal year has been sent to shareholders, the annual report for the last fiscal year. The corporation shall use its best efforts to deliver the statement to the person making the request within 30 days thereafter. A copy of any such statements shall be kept on file in the principal executive office of the corporation for 12 months and they shall be exhibited at all reasonable times to any shareholder demanding an examination of them or a copy shall be mailed to such shareholder.

The corporation shall, upon the written request of any shareholder, mail to the shareholder a copy of the last annual, semiannual or quarterly income statement that it has prepared and a balance sheet as of the end of the period. The quarterly income statements and balance sheets referred to in this section shall be accompanied by the report thereon, if any, of any independent accountants engaged by the corporation or the certificate of an authorized officer of the corporation that such financial statements were prepared without audit from the books and records of the corporation.

6.5   Checks, Drafts, Etc. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.

6.6   Contracts, Etc., How Executed. The board of directors, except as in the bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and, unless so authorized by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

6.7   Annual Statement Of Information. The corporation shall file a statement with the Secretary of State online, setting forth the authorized number of directors; the names and complete business or residence addresses of all incumbent directors; the names and complete business or residence addresses of the chief executive officer, the secretary, and the chief financial officer; the street address of the corporation's principal executive office or principal business office in this state; a statement of the general type of business constituting the principal business activity of the corporation; and a designation of the agent of the corporation for the purpose of service of process, all in compliance with California Corporations Code §1502. If there has been no change in the information in the corporation's last statement on file with the Secretary of State's office, the corporation shall advise the Secretary of State that no changes in the required information have occurred during the applicable period.

6.8   Certificate for Shares. Every holder of shares in the corporation shall be entitled to have a certificate signed in the name of the corporation by the chairman or vice chairman of the board or the president or a vice president and by the chief financial officer or an assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any of the signatures on the certificate may be facsimile, provided that in such event at least one signature, including that of either officer or the corporation's registrar or transfer agent, if any, shall be manually signed. In case any officer, transfer agent or registrar signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

Any such certificate shall also contain such legend or other statement as may be required by Section 418 of the General Corporation Law, the Corporate Securities Law of 1968, the federal securities laws, and any agreement between the corporation and the issuee thereof.

Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the board of directors or the bylaws may provide; provided, however, that any such certificate so issued prior to full payment shall state on the face thereof the amount remaining unpaid and the terms of payment thereof.

No new certificate for shares shall be issued in lieu of an old certificate unless the latter is surrendered and cancelled at the same time; provided, however, that a new certificate will be issued without the surrender and cancellation of the old certificate if (i) the old certificate is lost, apparently destroyed or wrongfully taken; (ii) the request for the issuance of the new certificate is made within a reasonable time after the owner of the old certificate has notice of its loss, destruction, or theft; (iii) the request for the issuance of a new certificate is made prior to the receipt of notice by the corporation that the old certificate has been acquired by a bona fide purchaser; (iv) the owner of the old certificate files a sufficient indemnity bond with or provides other adequate security to the corporation; and (v) the owner satisfies any other reasonable requirements imposed by the corporation. In the event of the issuance of a new certificate, the rights and liabilities of the corporation, and of the holders of the old and new certificates, shall be governed by the provisions of Sections 8104 and 8405 of the California Commercial Code.

6.9   Representation of Shares of Other Corporations. The president or any vice president and the secretary or any assistant secretary of the corporation are authorized to vote, represent and exercise on behalf of the corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the corporation. The authority herein granted to said officers to vote or represent on behalf of the corporation any and all shares held by the corporation in any other corporation or corporations may be exercised either by such officers in person or by any other person authorized so to do by proxy or power of attorney duly executed by said officers.

6.10   Reimbursement If Payment Not Tax Deductible. If all or part of the compensation, including expenses, paid by the corporation to a director, officer, employee, or agent is finally determined not to be allowable to the corporation as a federal or state income tax deduction, the director, officer, employee, or agent to whom the payment was made will repay to the corporation the amount disallowed. The board of directors will enforce repayment of each such amount disallowed by the taxing authorities.

6.11   Construction and Definitions.

a.   Unless the context otherwise requires, the general provisions, rules of construction and definitions contained in the California General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of the foregoing, the masculine gender includes the feminine and neuter, the singular number includes the plural and the plural number includes the singular, and the term "person" includes a corporation as well as a natural person.

b.   Unless otherwise provided in these bylaws, and subject to any guidelines and procedures that the board may adopt from time to time, the terms "written" and "in writing" as used in these bylaws include any form of recorded message in the English language capable of comprehension by ordinary visual means and may include electronic transmissions such as facsimile or e-mail provided that (i) for electronic transmissions from this corporation, this corporation has obtained an unrevoked written consent from the recipient to the use of those means of communication; (ii) for electronic transmissions to this corporation, this corporation has in effect reasonable measures to verify that the sender is the individual purporting to have sent the transmission; and (iii) the transmission creates a record that can be retained, retrieved, reviewed, and rendered into clearly legible tangible form.

ARTICLE VII

Amendments

7.1   Power of Shareholders. New bylaws may be adopted or these bylaws may be amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote, or by the written assent of shareholders entitled to vote such shares, except as otherwise provided by law or by the articles of incorporation.

7.2   Power of Directors. Subject to the right of shareholders as provided in Section 7.1 to adopt, amend or repeal bylaws, bylaws may be adopted, amended or repealed by the board of directors provided, however, that the board of directors may adopt a bylaw or amendment thereof changing the authorized number of directors only for the purpose of fixing the exact number of directors within the limits specified in the articles of incorporation or in Section 3.2 of these bylaws.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1.   That I am the duly elected and acting secretary of BumBee Designs Incorporated, a California corporation; and

2.   That the foregoing bylaws, comprising twenty (20) pages including this page, constitute the bylaws of said corporation and duly adopted by action of the board of directors of the corporation duly taken on _____, 2018.

IN WITNESS WHEREOF, I have hereunto subscribed my name this _____ day of _____, 2018.

_____
Valerie Canova, Secretary